SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February 2011

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item

1.	Press release dated February 21, 2011 entitled “Telecom Argentina S.A. announces consolidated annual period (‘FY10’) and fourth quarter results for fiscal year 2010 (‘4Q10’)*”

FOR IMMEDIATE RELEASE

Market Cap P$20.2 billion

February 21, 2011

Contacts:

Pedro Insussarry

Solange Barthe Dennin

(54-11) 4968-3743/3752

Telecom Argentina S.A. announces

consolidated annual period (‘FY10’) and

fourth quarter results for fiscal year 2010 (‘4Q10’)*

•	Consolidated Net Revenues amounted to P$14,679 million (+20% vs. FY09); Mobile business in Argentina +25% vs. FY09; Internet +30% vs. FY09.

•	Mobile subscribers in Argentina +1.9 million (+13% vs. FY09).

•	Mobile Value Added Services in Argentina: +46% vs. FY09; 40% of Service Revenues.

•	Mobile ARPU reached P$44 in FY10 (+9% vs. FY09) and P$49 in 4Q10 (+17% vs. 4Q09).

•	ADSL ARPU increased to P$76 in FY10 (+15% vs. FY09); churn decreased to 1.4% from 1.8% in FY09.

•	Operating Profit Before Depreciation and Amortization (“OPBDA”) reached P$4,555 million (+17% vs. FY09), 31% of Net Revenues.

•	Operating Profit amounted to P$3,201 million (+16% vs. FY09).

•	Net Income reached P$1,821 million (+30% vs. FY09).

•	Net Cash Position: P$1,224 million, an increase of P$755 million vs. FY09 after having paid P$1,053 million in dividends in FY10.

	As of December 31,
(in million P$, except where noted)	2010	2009	Δ$	Δ%
Consolidated Net Revenues	14,679	12,226	2,453	20%
Voice, Data and Internet	4,640	4,157	483	12%
Mobile	10,039	8,069	1,970	24%
Operating Profit before D&A	4,555	3,900	655	17%
Operating Profit	3,201	2,762	439	16%
Net Income	1,821	1,405	416	30%
Shareholders’ equity	6,237	5,436	801	15%
Net Financial Position - Cash	1,224	469	755	161%
CAPEX (excluding materials)	1,974	1,703	271	16%
Fixed lines in service (in thousand lines)	4,107	4,060	47	1%
Mobile customers (in thousand)	18,212	16,281	1,931	12%
Personal (Argentina)	16,333	14,475	1,858	13%
Núcleo (Paraguay) -including Wimax customers-	1,878	1,806	73	4%
Broadband acceses (in thousand)	1,380	1,214	166	14%
Fixed line traffic (in MM minutes, Internet & Public Telephony not incl.)	15,317	15,644	(328)	-2%
Incoming/Outgoing mobile voice traffic in Arg. (in MM minutes)	18,830	16,461	2,369	14%
Average Billing per user (ARBU) Fixed Telephony/voice (in P$)	43	41	1.9	5%
Average Revenue per user (ARPU) Mobile Services in Arg. (in P$)	44	41	3.8	9%

*	Unaudited non financial data

Buenos Aires, February 21, 2011 - Telecom Argentina (NYSE: TEO; BASE: TECO2), one of Argentina’s leading telecommunications companies, announced today a Net Income of P$1,821 million for the fiscal year ended December 31, 2010, or +30% when compared to the same period last year.

	FY10	FY09	Δ$	Δ%
Net Revenues (MMP$)	14,679	12,226	2,453	20%
Net Income (MMP$)	1,821	1,405	416	30%
Earnings per Share (P$)	1.85	1.43	0.42
Earnings per ADR (P$)	9.25	7.13	2.11
OPBDA *	31%	32%
Operating Profit *	22%	23%
Net Income*	12%	11%

*	As a percentage of Net Revenues

During FY10, Consolidated Net Revenues increased by 20% (+P$2,453 million vs. FY09) to P$14,679 million, mainly fueled by the Mobile and Broadband businesses. Moreover, Operating Profit increased by 16% (+P$439 million vs. FY09) to P$3,201 million.

Consolidated Operating Revenues

Mobile Services

Clients have significantly increased in FY10, reaching 18.2 million as of the end of December 2010, representing an increase of 1.9 million since December 31, 2009.

The activities developed to increase the usage of the value added services (“VAS”) and to retain high value segments allowed Personal to increase consolidated net revenues to P$10,039 million (+24% vs. FY09).

Telecom Personal in Argentina

As of December 31, 2010, Personal surpassed 16 million subscribers in Argentina (+13% or 1.9 million vs. FY09), thus improving its market position. The overall subscriber base mix continued with 70% of prepaid subscribers and 30% postpaid (including “Cuentas claras” plans and 3G modems).

In FY10, Net Revenues reached P$9,501 million (+P$1,873 million or 25% vs. FY09) while Service Revenues (excluding handset sales) amounted to P$8,483 million (+24% vs. FY09), with 40% corresponding to value-added services (‘VAS’) revenues. VAS revenues increased vs. FY09 by 46%.

During FY10, the overall voice traffic minutes increased by 14% vs. FY09. Meanwhile, SMS traffic performance (charged incoming and outgoing messages), climbed to 4,614 million in FY10 from a monthly average of 3,034 million messages in FY09 (+52% vs. FY09). Due to this increase in traffic and VAS usage, Average Monthly Revenue per User (ARPU) increased to approximately P$44 during FY10 (+9% vs. FY09) meanwhile ARPU in 4Q10 reached P$49 (+17% vs. FY09).

2	www.telecom.com.ar

Initiatives

During the last quarter of the year, Personal continued to extend its Personal Black portfolio incorporating exclusive handsets (such as Motorola Milestone II, Motorola Defy and Nokia N8, among others) and the launching of new promotions to its subscribers. In this sense, the focus on market position and innovation in Smartphones leverage by its strategy of Personal Black, allowed Personal to lead in Smartphones handsets sales with more than 53% of participation.

Furthermore, with the consolidation of the 3G network, that already covers 82% of population; Personal continued launching different connectivity plans that provide alternatives for the need of each client type with limited time or data volume packages, both for 3G modems and handsets.

In addition, among the most remarkable services of FY10 and specifically for Mother’s Day, Personal presented an integrated offer with new plans and benefits for Club Personal clients, together with some free services, such as Personal Email, and Pack 2.0 to access to social networks, allowed continuing incentivizing VAS usage. Also the new “BlackBerry Mail” and “BlackBerry Redes” offerings were launched and were included in the “All Inclusive Plans”.

During FY10, Personal continued with its strategy of fostering benefits such as service packs and recharges to its client base (double and triple credit).

Finally, Personal presented the second experience in development and investigation in fourth generation technology (4G) in the country. With Personal 4G, high definition video streaming tests, video calls, high speed files transfers, among others services were tested, where speeds of 50 Mb per second were exceeded. In this way, Personal continued to be distinguished as pioneer in innovation by offering the new technologies that would revolutionize mobile services.

Telecom Personal in Paraguay

By the end of December 2010, Nucleo’s subscriber base increased to approximately 1.9 million clients (+4% vs. FY09), including Wimax clients. Prepaid and Postpaid customers represented 85% and 15%, respectively.

Personal’s subsidiary in Paraguay generated revenues equivalent to P$538 million during FY10 (+22% vs. FY09) with increases in the level of ARPU.

Fixed Services (Voice, Data Transmission & Internet)

During FY10 revenues generated by fixed services amounted to P$4,640 million, +12% vs. FY09; with internet revenues growing in relative terms the most in this segment (+30% vs. FY09), followed by Data (+23% vs. FY09).

3	www.telecom.com.ar

Voice

Total Revenues for this service reached P$2,928 million in FY10 (+4% vs. FY09). The results of this line of business continue to be affected by frozen tariffs of regulated services and lower interconnection revenues.

Monthly Charges and Supplementary Services increased by P$42 million, or 5% vs. FY09, to P$884 million, as a consequence of a higher number of lines in service (+1%), which surpassed 4.1 million, and a 17% increase in supplementary services.

Revenues generated by Local and Domestic Long Distance Measured Services and International Services totaled P$1,341 million, an increase of P$66 million or 5% vs. FY09. In relative terms, revenues from local calls increased the most, with 9% vs. FY09, mainly due to the incorporation of flat rate packs and, secondly, by domestic long distance traffic (+5% vs. FY09). Meanwhile, revenues from international services remained at similar levels, compared to the same period from last year.

Interconnection revenues decreased to P$435 million (-3% vs. FY09), mainly due to lowe traffic derived by the incorporation of new interconnection points with mobile operators.

Public telephony decreased to P$61 million (-P$9 million vs. FY09). Finally, other revenues totaled P$207 million (+9% vs. FY09) mainly due to higher income related to billing and collection services and fixed line equipment sales.

During FY10, the Company launched new Aladino handsets, coupled with more services to continue innovating in fixed services.
Data Transmission and Internet
Data transmission revenues amounted to P$338 million (+23% vs. FY09), where the focus was to strengthen Telecom’s position as an integrated ICT provider.

During FY10 the Virtual Central service was launched, a communications platform that combines the traditional PBX service (Transfers, rerouting of calls and redials) with advanced functions that incorporate the integration with IT tools. This IP technology based service allows savings in infrastructure costs and also updates clients’ communications.

During 4Q10, commercial offers to promote Data services were intensified in the SMEs segment. As a result, there was an annual increase of 42% in Internet and Virtual Private Networks (VPN) accesses. In this period, sales from ArnetBIZ Plus offered to professionals and businesses through a connection experience, proprietary inbox domain and presence in the web, increased by 68% vs. FY09.

4	www.telecom.com.ar

Revenues related to Internet totaled P$1,374 million (+P$316 million or 30% vs. FY09), mainly due to the continued expansion of broadband services.

As of December 31, 2010, Telecom reached 1.38 million ADSL accesses (+14% vs. FY09). These connections represented 34% of Telecom’s fixed lines in service. In addition, ADSL ARPU reached P$76 in FY10, +14% when compared to FY09 and churn reached 1.4% in FY10 (vs. 1.8% in FY09).

During 4Q10, Telecom continued enhancing broadband domestic use, under the slogan “Internet en Todo” (Internet everywhere), that positions the Internet as a tool for the different aspects of everyday life, including access to information, entertainment, security and interaction through social networks. With this concept, Arnet presented its bundled offers with other complementary services such as local calls or mobile Internet.

Following this initiative of promoting Internet as the main communication tool, the bundling offer Arnet 3 Mb Wi-Fi at home plus Arnet Mobile was launched during 4Q10. More than 15% of Arnet Broadband customers hired also Arnet Mobile.

To motivate the online sales channel, specific offers as Pack Arnet (Internet plus local calls) were launched and well accepted: in 4Q10 more than 50% of broadband adds occurred packed with local calls.

Consolidated Operating Costs

The Cost of Services Provided, Administrative Expenses and Selling Expenses totaled P$11,478 million in FY10, an increase of P$2,014 million, or +21%, vs. FY09. The increase is a consequence of higher commercial costs due to a higher volume of revenues, inflationary effects on the general cost structure, and greater expenses related to competition in the industry.

The cost breakdown is as follows:

•     Salaries and Social Security Contributions totaled P$1,880 million (+25% vs. FY09), mainly affected by increases in salaries due to the new labor agreement and the increase in employees. Regarding personnel, in the same period the incorporation of 563 employees in the mobile business was partially compensated by the decrease in headcount in the fixed line business (-234 employees vs. FY09). Total headcount at the end of the period was 15,629 employees.

•     Taxes reached P$1,261 million (+26% vs. FY09), impacted by higher rates in turnover taxes and higher municipal and provincial rates and fees paid to regulatory entities that mainly were influenced by a higher volume of revenues. It was also affected by taxes related to debit and credit tax associated to the dividend payment and to the cancellation of the Notes of Telecom Personal.

5	www.telecom.com.ar

•     Network access costs (includes TLRD, Roaming, Interconnection, international settlement charges and lease of circuits) amounted to P$1,390 million, +P$18 million vs. FY09. This was mainly due to savings from stimulating on-net traffic among mobile clients.

•     Agents, prepaid card commissions and other commissions were P$1,286 million (+20% vs. FY09), mainly due to the increase in commissions paid to commercial agents associated with higher revenues from more sophisticated handsets, higher costs associated with a higher volume of acquisitions and retention of customers and higher cards sales and prepaid recharges.

• Advertising amounted to P$451 million (+25% vs. FY09), oriented towards supporting the commercial activity in mobile and Internet services and to strengthen the Telecom Group brand position.

•     Cost of handsets sold totaled P$1,541 million (+36% vs. FY09) due to a change in the mix of handset sold, increased sales of high-end handsets and a higher number of handsets upgrades, this to stimulate VAS usage. These effects resulted in the increase of the average cost of handsets. Additionally, this was affected by the increase in Internal Tax, better known as the Technological Tax.

•     Fees for services amounted to $663 million (+33% vs. FY09), principally due to higher costs from the call centers, with more services requirements, and to the inflationary effects on the prices of these services.

•     Depreciation of Fixed and Intangible Assets reached P$1,354 million (+19% vs. FY09). Fixed-line telephony totaled P$719 million (+8% vs. FY09) and mobile services totaled P$635 million (+34% vs. FY09), due to higher investment in fixed assets.

•     Others Costs totaled P$1,652 million (+19% vs. FY09). This increase was mainly due to general increases in services such as maintenance, materials and supplies, transportation, freight and rental expenses. The decrease in bad debt expenses of 9% vs. FY09 is notable. There was also an increase in cost related to VAS, such as content offers, similar to that evidenced in recent periods.

Consolidated Financial and Holding Results	Financial and Holding Results (In million P$)

Financial and Holding Results resulted in a loss of P$34 million, a decrease of P$295 million vs. FY09. This was mainly due to losses for FX results of P$99 million in FY10 (losses of P$211 million vs. FY09); and a gain in net financial interest of P$68 million in FY10 (+P$84 million vs. FY09), partially compensated by losses in holding on inventories by P$15 million in FY10 (+P$8 million vs. FY09).

			FY09		FY10
	Net Interests	-$	16		$68
	FX results	-$	310	-$	99
	Others	-$	3	-$	3
	Total	-$	329	-$	34
Consolidated Net Financial Position As of December 31, 2010, Net Financial Position (Cash, Cash Equivalents and current Investments minus Loans) totaled P$1,224 million in cash, an

6	www.telecom.com.ar

improvement of P$755 million vs. Net Financial Position as of December 2009. This was due to the strong cash flow generation evidenced in the period that allowed the payment of P$1,053 million in dividends.

During 4Q10, Personal made the total amortization of its Series 3 Notes for an amount of approximately U$S173 million after the purchases previously performed and informed.

Consolidated Capital Expenditures

During FY10, the Company invested P$1,974 million (excluding materials). This amount was allocated to Voice, Data and Internet businesses (P$943 million) and Mobile services (P$1,031 million). In relative terms, capex reached 13% of net consolidated revenues.

Main capex projects are related to the deployment of 3G services to support the growth of mobile Internet together with the launch of innovative VAS. Moreover, with these investments, the Company foresees the expansion of ADSL services to improve transmission and speed available to clients together with the expansion of backhaul networks to meet the growing services demand of our fixed and mobile clients.

Other Relevant Matters

The Extraordinary and Ordinary Shareholders’ Meeting held on November 30, 2010 has resolved to approve the modification of the Bylaws and determine the number of Directors and Alternate Directors and the appointment of them.

Recent Relevant Matters

The Board of Directors of Telecom Argentina proposed to the Shareholders’ Meeting a cash dividend payment proposal of P$915.5 million (equivalent to P$0.93 per share).

Complementary Information –IFRS

With the aim to provide complementary information, in Annexes 9 and 10 of this release a detail of the Income Statement and Shareholders’ Equity under the new International Financial Reporting Standards (“IFRS”) were included. Additional information on the application of IFRS is included in Note 14 of the Consolidated Financial Statements.

***********

7	www.telecom.com.ar

Telecom is the parent company of a leading telecommunications group in Argentina, where it offers, either or through its controlled subsidiaries local and long distance fixed-line telephony, cellular, data transmission and Internet services, among other services. Additionally, through a controlled subsidiary, the Telecom Group offers cellular services in Paraguay. The Company commenced operations on November 8, 1990, upon the Argentine government’s transfer of the telecommunications system in the northern region of Argentina.

Nortel Inversora S.A. (“Nortel”), which acquired the majority of the Company from the Argentine government, holds 54.74% of Telecom’s common stock. Nortel is a holding company whose common stock (approximately 68% of capital stock) is owned by Sofora Telecomunicaciones S.A. Additionally, Nortel capital stock comprised of preferred shares that are held by minority shareholders.
As of December 31, 2010, Telecom had 984,380,978 shares outstanding.
(*) Employee Stock Ownership Program
For more information, please contact the Investor Relations Department:

Pedro Insussarry (5411) 4968 3743	Solange Barthe Dennin (5411) 4968 3752	Ruth Fuhrmann (5411) 4968 4448	Horacio Nicolás del Campo (5411) 4968 6236

Voice Mail: (5411) 4968 3628

Fax: (5411) 4968 3616

E-mail: relinver@ta.telecom.com.ar

For information about Telecom Group services, visit:

www.telecom.com.ar

www.personal.com.ar

www.personal.com.py

www.arnet.com.ar

Disclaimer

This document may contain statements that could constitute forward-looking statements, including, but not limited to, the Company’s expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; the effects of its debt restructuring process; the impact of emergency laws enacted by the Argentine Government; and the impact of rate changes and competition on the Company’s future financial performance. Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect the Company’s expected results. The risks and uncertainties include, but are not limited to, the impact of emergency laws enacted by the Argentine government that have resulted in the repeal of Argentina’s Convertibility law, devaluation of the peso, various changes in restrictions on the ability to exchange pesos into foreign currencies, and currency transfer policy generally, the “pesification” of tariffs charged for public services, the elimination of indexes to adjust rates charged for public services and the Executive branch announcement to renegotiate the terms of the concessions granted to public service providers, including Telecom. Due to extensive changes in laws and economic and business conditions in Argentina, it is difficult to predict the impact of these changes on the Company’s financial condition. Other factors may include, but are not limited to, the evolution of the economy in Argentina, growing inflationary pressure and evolution in consumer spending and the outcome of certain legal proceedings. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as the date of this document. The Company undertakes no obligation to release publicly the results of any revisions to forward-looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in the Company’s business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult the Company’s Annual Report on Form 20-F, as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission for further information concerning risks and uncertainties faced by Telecom.

(Financial tables follow)

*******

Enrique Garrido

Chairman

TELECOM ARGENTINA S.A.

Consolidated Information

Annual period and Fourth Quarter – Fiscal Year 2010

(In millions of Argentine pesos)

1-	Consolidated Balance Sheet

	12/31/2010	12/31/2009	Δ$	Δ%
Cash, equivalents and investments	1,387	1,289	98	8%
Trade receivables	1,449	1,163	286	25%
Other current assets	778	491	287	58%
Total Current Assets	3,614	2,943	671	23%
Fixed & Intangible assets	8,248	7,612	636	8%
Other non-current assets	102	78	24	31%
Total Non Current Assets	8,350	7,690	660	9%
Total Assets	11,964	10,633	1,331	13%
Accounts payable	2,908	2,212	696	31%
Loans	42	763	(721)	-94%
Taxes payable	1,022	769	253	33%
Reserves	64	73	(9)	-12%
Other current liabilities	444	352	92	26%
Total Current Liabilities	4,480	4,169	311	7%
Accounts payable	—	24	(24)	-100%
Loans	121	58	63	109%
Taxes payable	154	212	(58)	-27%
Reserves	536	374	162	43%
Other non-current liabilities	310	268	42	16%
Total Non Current Liabilities	1,121	936	185	20%
Total Liabilities	5,601	5,105	496	10%
Minority Interest	126	92	34	37%
Shareholders’ equity	6,237	5,436	801	15%
Total Liabilities, Minority Interest and Equity	11,964	10,633	1,331	13%

2-	Consolidated Loans

	12/31/2010	12/31/2009	Δ$	Δ%
Corporate Bonds	—	685	(685)	-100%
Banks and other financial institutions	31	72	(41)	-57%
Bank overdraft	9	—	9	—
Accrued interest	2	3	(1)	-33%
Derivatives	—	3	(3)	-100%
Total Current Loans	42	763	(721)	-94%
Banks and other financial institutions	121	58	63	109%
Total Non Current Loans	121	58	63	109%
Total Loans	163	821	(658)	-80%

Derivatives valuation effect for notes (Other Current Credits)	—	1	(1)	-100%
Cash and cash equivalents	1,387	1,289	98	8%
Net Financial Position- Cash	1,224	469	755	161%

9	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

Annual period and Fourth Quarter – Fiscal Year 2010

(In millions of Argentine pesos)

3-	Consolidated Income Statement

Annual Comparison

	12/31/2010	12/31/2009	Δ$	Δ%
Net revenues	14,679	12,226	2,453	20%
Cost of services	(7,355)	(6,093)	(1,262)	21%
Gross Profit	7,324	6,133	1,191	19%
Administrative expenses	(530)	(448)	(82)	18%
Selling expenses	(3,593)	(2,923)	(670)	23%
Operating Profit	3,201	2,762	439	16%
Equity income from related companies	—	13	(13)	-100%
Financial and holding results	(34)	(329)	295	-90%
Other expenses, net	(317)	(229)	(88)	38%
Results from ordinary operations	2,850	2,217	633	29%
Taxes on income	(1,010)	(797)	(213)	27%
Minority interest	(19)	(15)	(4)	27%
Net Income	1,821	1,405	416	30%

Operating Profit before D & A	4,555	3,900	655	17%
As a % of Net Revenues	31%	32%

	12/31/2010	12/31/2009	Δ$	Δ%
Financial and Holding results
Financial results generated by assets
Interest	165	130	35	27%
Foreign currency exchange results	26	103	(77)	-75%
Holding results generated by inventories	(15)	(7)	(8)	114%
Other financial results	(5)	—	(5)	—
Total Financial results generated by assets	171	226	(55)	-24%
Financial results generated by liabilities
Interest	(97)	(146)	49	-34%
Foreign currency exchange results and loss on derivatives	(125)	(413)	288	-70%
Other financial results	17	4	13	—
Total Financial results generated by liabilities	(205)	(555)	350	-63%
Total Financial and holding results	(34)	(329)	295	-90%

4-	Consolidated Income Statement

Three Months Comparison

	12/31/2010	12/31/2009	Δ$	Δ%
Net revenues	4,195	3,365	830	25%
Cost of services	(2,059)	(1,659)	(400)	24%
Gross Profit	2,136	1,706	430	25%
Administrative expenses	(165)	(147)	(18)	12%
Selling expenses	(1,092)	(832)	(260)	31%
Operating Profit	879	727	152	21%
Financial and holding results	10	(12)	22	-183%
Other expenses, net	(109)	(72)	(37)	51%
Results from ordinary operations	780	643	137	21%
Taxes on income	(256)	(237)	(19)	8%
Minority interest	(12)	(7)	(5)	71%
Net Income	512	399	113	28%

Operating Profit before D & A	1,273	1,045	228	22%
As a % of Net Revenues	30%	31%

10	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

Annual period and Fourth Quarter – Fiscal Year 2010

(In millions of Argentine pesos)

5-	Consolidated Revenues Breakdown

Annual Comparison

	12/31/2010	12/31/2009	Δ$	Δ%
Fixed Telephony	2,633	2,531	102	4%
Measured service Local	528	486	42	9%
Measured service DLD	518	495	23	5%
Monthly charges	884	842	42	5%
Public telephones	61	70	(9)	-13%
Interconnection	435	448	(13)	-3%
Others	207	190	17	9%
International Telephony	295	294	1	0%
Data transmission & Internet	1,712	1,332	380	29%
Data	338	274	64	23%
Internet	1,374	1,058	316	30%
Measured service	68	60	8	13%
Monthly charges	1,288	993	295	30%
Modems	18	5	13	260%
MobileTelephony	10,039	8,069	1,970	24%
Telecom Personal	9,501	7,628	1,873	25%
Monthly fee and measured service	1,902	1,656	246	15%
Pre-paid	1,311	1,110	201	18%
Calling Party Pays	615	571	44	8%
TLRD *	777	773	4	1%
VAS	3,388	2,323	1,065	46%
Handset sales	1,018	796	222	28%
Others (Includes Roaming)	490	399	91	23%
Núcleo	538	441	97	22%
Monthly fee and measured service	75	65	10	15%
Pre-paid	149	135	14	10%
Calling Party Pays	12	10	2	20%
TLRD *	36	40	(4)	-10%
VAS	204	139	65	47%
Internet - Wimax	18	25	(7)	-28%
Handset sales	8	6	2	33%
Others (Includes Roaming)	36	21	15	71%
Total net revenues	14,679	12,226	2,453	20%

*	Charges for the termination of calls of the cellular operators.

6-	Consolidated Revenues Breakdown

Three Months Comparison

	12/31/2010	12/31/2009	Δ$	Δ%
Fixed Telephony	686	664	22	3%
Measured service Local	141	128	13	10%
Measured service DLD	135	128	7	5%
Monthly charges	226	214	12	6%
Public telephones	14	17	(3)	-18%
Interconnection	117	120	(3)	-3%
Others	53	57	(4)	-7%
International Telephony	75	74	1	1%
Data transmission & Internet	478	376	102	27%
Data	102	77	25	32%
Internet	376	299	77	26%
Measured service	17	16	1	6%
Monthly charges	346	282	64	23%
Modems	13	1	12	—
MobileTelephony	2,956	2,251	705	31%
Telecom Personal	2,753	2,112	641	30%
Monthly fee and measured service	544	440	104	24%
Pre-paid card	378	328	50	15%
Calling Party Pays	165	153	12	8%
TLRD *	213	200	13	7%
VAS	1,029	632	397	63%
Handset sales	297	248	49	20%
Others (Includes Roaming)	127	111	16	14%
Núcleo	203	139	64	46%
Monthly fee and measured service	27	18	9	50%
Pre-paid card	56	46	10	22%
Calling Party Pays	4	3	1	33%
TLRD *	12	11	1	9%
VAS	79	44	35	80%
Internet - Wimax	6	12	(6)	-50%
Handset sales	4	1	3	300%
Others (Includes Roaming)	15	4	11	275%
Total net Revenues	4,195	3,365	830	25%

*	Charges for the termination of calls of the cellular operators.

11	www.telecom.com.ar

7-	Consolidated Income Statement

Annual period - Fiscal Year 2010

(In million of Argentine pesos )

	12/31/2010	12/31/2009	Δ$	Δ%
Net Revenues	14,679	12,226	2,453	20%
Salaries and social security contributions	(1,880)	(1,504)	(376)	25%
Taxes, taxes with the regulatory authority	(1,261)	(999)	(262)	26%
Materials and supplies	(708)	(597)	(111)	19%
Bad debt expenses	(119)	(131)	12	-9%
Interconnection cost	(197)	(180)	(17)	9%
Settlement charges	(134)	(152)	18	-12%
Lease of lines and circuits	(147)	(142)	(5)	4%
Service fees	(663)	(500)	(163)	33%
Advertising	(451)	(360)	(91)	25%
Agent, Prepaid card commissions and other commissions	(1,286)	(1,068)	(218)	20%
Cost of voice, data and cellular handsets	(1,541)	(1,137)	(404)	36%
Roaming and TLRD	(912)	(898)	(14)	2%
Others	(825)	(658)	(167)	25%
Total Costs before D&A	(10,124)	(8,326)	(1,798)	22%
Operating Profit before D&A	4,555	3,900	655	17%
Depreciation of fixed assets	(1,331)	(1,119)	(212)	19%
Amortization of intangible assets	(23)	(19)	(4)	21%
Operating Profit	3,201	2,762	439	16%
Equity income from related companies	—	13	(13)	—
Financial and Holding Income	(34)	(329)	295	-90%
Other expenses, net	(317)	(229)	(88)	38%
Income from ordinary operations	2,850	2,217	633	29%
Taxes on income	(1,010)	(797)	(213)	27%
Minority interest	(19)	(15)	(4)	27%
Net Income	1,821	1,405	416	30%

8-	Consolidated Income Statement

Fourth Quarter - FY 2010

(In million of Argentine pesos )

	12/31/2010	12/31/2009	Δ$	Δ%
Net Revenues	4,195	3,365	830	25%
Salaries and social security contributions	(538)	(429)	(109)	25%
Taxes, taxes with the regulatory authority	(363)	(273)	(90)	33%
Materials and supplies	(201)	(159)	(42)	26%
Bad debt expenses	(32)	(36)	4	-11%
Interconnection cost	(52)	(49)	(3)	6%
Settlement charges	(35)	(31)	(4)	13%
Lease of lines and circuits	(40)	(39)	(1)	3%
Service fees	(214)	(147)	(67)	46%
Advertising	(157)	(113)	(44)	39%
Agent, Prepaid card commissions and other commissions	(386)	(290)	(96)	33%
Cost of voice, data and cellular handsets	(430)	(333)	(97)	29%
Roaming and TLRD	(246)	(238)	(8)	3%
Others	(228)	(183)	(45)	25%
Total Costs before D&A	(2,922)	(2,320)	(602)	26%
Operating Profit before D&A	1,273	1,045	228	22%
Depreciation of fixed assets	(385)	(313)	(72)	23%
Amortization of intangible assets	(9)	(5)	(4)	80%
Operating Profit	879	727	152	21%
Financial and Holding Income	10	(12)	22	-186%
Other expenses, net	(109)	(72)	(37)	51%
Income from ordinary operations	780	643	137	21%
Taxes on income	(256)	(237)	(19)	8%
Minority interest	(12)	(7)	(5)	71%
Net Income	512	399	113	28%

12	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Complementary Information - in IFRS -

(In million of Argentine pesos )

9-	Consolidated Income Statement

Annual Comparison

	12/31/2010	12/31/2009	Δ$	Δ%
Service Revenues	13,531	11,325	2,206	19%
Equipment Sales	1,096	845	251	30%
Other income	32	34	(2)	-6%
Total Revenues and other income	14,659	12,204	2,455	20%
Salaries and social security	(1,874)	(1,499)	(375)	25%
Taxes	(1,258)	(997)	(261)	26%
Interconnection costs and lease of circuits	(473)	(471)	(2)	0%
Agent commissions and distribution of prepaid cards commissions and other commissions	(1,141)	(942)	(199)	21%
Charges for TLRD and Roaming	(904)	(890)	(14)	2%
Fees for services, maintenance, materials and supplies and advertising costs	(1,778)	(1,436)	(342)	24%
Cost of sales	(1,210)	(907)	(303)	33%
Contingencies	(130)	(48)	(82)	171%
Severance payments and termination benefits	(94)	(65)	(29)	45%
Other operating expenses	(926)	(770)	(156)	20%
Operating income before depreciation and amortization	4,871	4,179	692	17%
Como % de ventas netas	33%	34%	-1%	-3%
Depreciation of fixed assets	(1,302)	(1,098)	(204)	19%
Depreciation of new intangible assets	(387)	(428)	41	-10%
Amortization of other intangible assets	(23)	(19)	(4)	21%
Operating income	3,159	2,634	525	20%
Gain on equity investees	—	13	(13)	—
Financial results generated by assets	193	236	(43)	-18%
Financial results generated by liabilities	(327)	(668)	341	-51%
Net income before income tax	3,025	2,215	810	37%
Income tax expense, net	(1,076)	(798)	(278)	35%
Net income	1,949	1,417	532	38%

10-	Balance Sheet

Annual Comparison

	12/31/2010	12/31/2009	Δ$	Δ%
Net equity under Argentine GAAP	6,237	5,436	801	15%
IFRS adjustments
Non-controlling interest	126	92	34	37%
Revenue recognition	(100)	(113)	13	-12%
Intangible Assets	466	300	166	55%
Other adjustments	(109)	(75)	(34)	45%
Tax effects on IFRS adjustments	(109)	(43)	(66)	153%
Total equity under IFRS	6,511	5,597	914	16%

13	www.telecom.com.ar

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: February 24, 2011	By:	/s/ Enrique Garrido
		Name:	Enrique Garrido
		Title:	Chairman of the Board of Directors